EXHIBIT 99.1

School Districts in Illinois and New York Sign Up With SafeStop School Bus App This Fall

Mobile App Connects Parents & School Officials With Vehicles Transporting Students

CHARLESTON, S.C., June 15, 2015 (GLOBE NEWSWIRE) -- Beginning next school year, Evanston/Skokie School District 65 in Illinois and the Lockport City School District in Lockport, New York will be using SafeStop, the app that connects parents and school officials to the vehicles transporting their students.

Parents using SafeStop in these districts will be able to securely register online, download the app, and use it when the 2015-2016 school year starts. The innovative app provides parents and caretakers with a real-time map feature that displays the location of their child's bus, estimated arrival times at their bus stop, and an alerts and messaging center to relay important service information from the school or transportation provider.

Evanston/Skokie School District 65 made SafeStop a requirement in their transportation bid. That district, like most others, often has parents call their office or their transportation provider's office and ask them where their child's bus is, if they missed it, or when it is getting to their stop. SafeStop will drastically reduce, if not eliminate, those calls and provide a higher level of security and real-time information to the parents of the district.

The SafeStop app is accessible from any device connected to the Internet – smartphones, tablets and desktop computers – and can be downloaded from the Apple App Store and Google Play. The app first became available to select school districts in New York, Florida and South Carolina last fall and is quickly expanding to schools and universities across the United States and soon in Canada.

"We developed SafeStop to end the guessing game for busy parents wondering where their child's bus is," said Patrick Gallagher, Director of Sales for SafeStop. "This is the first school bus app on the market designed with the parents in mind and we are glad to be expanding our technology to the Chicagoland area and in the Upstate New York region in Lockport. Our registration process is designed so that only the parents and caregivers of the students can access their students' vehicle information on the app. And once the parents sign up, we're confident they'll find that it is easy to use and an extremely convenient tool to interact with every day."

SafeStop includes an alert and messaging system that serves as an extra communication channel for the school districts. Schools typically have their standard communication procedures but those are now complemented by being able to use SafeStop to alert parents of school closures, delayed openings, or even important dates and events coming up at the school. School officials will also be able to use the information collected by SafeStop to establish and review Key Performance Indicators (KPI) for their transportation system so they can evaluate and improve operations.

SafeStop works with any GPS unit, routing, or transportation provider. Parents are urged to contact their school officials to request SafeStop be installed. To learn more about the SafeStop app and how to bring it to your community, please visit www.SafeStopApp.com.

About SafeStop

SafeStop, a product offered by SafeStop, Inc., is a powerful and secure application that connects parents and school administrators with the vehicles transporting their students. Created in 2013, the SafeStop App provides a real-time map feature, estimated arrival times, and an alerts and messaging center for its users. For more information, visit www.SafeStopApp.com.

CONTACT: Media Contact:
         Patrick Gallagher
         Director of Sales
         800-843-8936
         pgallagher@safestopapp.com